Issuer Free Writing Prospectus

Dated May 13, 2021

Filed Pursuant to Rule 433

relating to the

Preliminary Prospectus Supplement

dated May 12, 2021 and

Prospectus dated March 8, 2021

Registration Statement No. 333-254015

$650,000,000 2.500% Senior Notes due 2031 (the “2031 Notes”)

$850,000,000 3.500% Senior Notes due 2051 (the “2051 Notes”)

Issuer:	Arthur J. Gallagher & Co.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable) / BBB (positive) / BBB (stable)

Security Type:	Senior, Unsecured

Principal Amount:	2031 Notes: $650,000,000
2051 Notes: $850,000,000

Issue Price:	2031 Notes: 99.386% plus accrued interest, if any, from May 20, 2021
2051 Notes: 98.808% plus accrued interest, if any, from May 20, 2021

Proceeds to Issuer (after underwriting discount but before offering expenses):	2031 Notes: $641,784,000
2051 Notes: $832,430,500

Trade Date:	May 13, 2021

Settlement Date:	May 20, 2021 (T+5)

Maturity Date:	2031 Notes: May 20, 2031
2051 Notes: May 20, 2051

Coupon:	2031 Notes: 2.500% per annum
2051 Notes: 3.500% per annum

Interest Payment Dates:	Semi-annually on May 20 and November 20 of each year, commencing on November 20, 2021

Benchmark Treasury:	2031 Notes: 1.125% due February 15, 2031
2051 Notes: 1.625% due November 15, 2050

Benchmark Treasury Price/Yield:	2031 Notes: 95-03+ / 1.670%
2051 Notes: 83-12+ / 2.415%

Spread to Benchmark Treasury:	2031 Notes: 90 basis points
2051 Notes: 115 basis points

Yield to Maturity:	2031 Notes: 2.570%
2051 Notes: 3.565%

Optional Redemption:	2031 Notes: Prior to February 20, 2031, make-whole call at the greater of 100% of the principal amount of the 2031 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest

On or after February 20, 2031, par call plus accrued and unpaid interest

2051 Notes: Prior to November 20, 2050, make-whole call at the greater of 100% of the principal amount of the 2051 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest

On or after November 20, 2050, par call plus accrued and unpaid interest

Special Optional Redemption upon a WTW Transaction Termination Event:	2031 Notes: Optional call at 101% of the principal amount of the 2031 Notes if notice of redemption provided within 30 days following a WTW Transaction Termination Event (as defined in the prospectus supplement related to this offering), plus accrued and unpaid interest.

If within 30 days after the occurrence of a WTW Transaction Termination Event, the Issuer elects not to redeem the 2031 Notes, or if the Issuer notifies holders of its election to redeem the 2031 Notes within such 30-day period but does not consummate the redemption on the date fixed for such redemption, the interest rate on the 2031 Notes will increase by 2.50%, as described in the prospectus supplement related to this offering.

The 2051 Notes are not subject to the Special Optional Redemption.

Use of Proceeds:	The Issuer expects to use the net proceeds of this offering to fund a portion of the cash consideration payable in connection with the WTW Transaction and, to the extent that any proceeds remain thereafter, or if the WTW Transaction is not completed, for general corporate purposes including other acquisitions.

CUSIP/ISIN:	2031 Notes: 363576 AA7 / US363576AA79
2051 Notes: 363576 AB5 / US363576AB52

Book-Running Managers 2031 Notes and 2051 Notes:
BofA Securities, Inc.
J.P. Morgan Securities LLC

Book-Running Managers 2031 Notes:	BMO Capital Markets Corp.
Barclays Capital Inc.
Citigroup Global Markets Inc.

Co-Managers 2031 Notes:	ANZ Securities, Inc.
Capital One Securities, Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
CIBC World Markets Corp.
U.S. Bancorp Investments, Inc.
Lloyds Securities Inc.
Citizens Capital Markets, Inc.
Comerica Securities, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or J.P. Morgan Securities LLC at 1-212-834-4533.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified in this communication, which will be the fifth business day following the Trade Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Notes on the Trade Date or the following two business days, by virtue of the fact that the Notes initially will settle T+5, should specify an alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the Trade Date or the following two business days should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.